Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 February 21, 2007
$ 100% Principal Protected Notes due February [•], 2017 Linked to the Performance of the S&P 500® Index Medium-Term Notes, Series A, No. E-350

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	February [•], 2007

Issue Date:	February [•], 2007

Averaging Dates:	February [•], 2017*, February [•], 2017*, February [•], 2017*, February [•], 2017*, February [•], 2017*, February [•], 2017*, February [•], 2017*, February [•], 2017*, February [•], 2017*, February [•], 2017*, February [•], 2017*, February [•], 2017* and February [•], 2017* (the “final averaging date”)

Maturity Date:	February [•], 2017* (resulting in a term to maturity of 10 years)

Denominations:	Minimum denomination of $100,000, and integral multiples of $100,000 in excess thereof.

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”).

Interest:	We will not pay you interest during the term of the Notes.

Participation Rate:	130%†

† The actual participation rate will be determined on the initial valuation date but is expected to be between 115% and 150%.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•     if the final level is less than or equal to the initial level, you will receive the principal amount of your Notes; or

•     if the final level is greater than the initial level, you will receive payment per $100,000 principal amount Note calculated as follows:

$100,000 + ($100,000 x Index Return x Participation Rate).

Your principal is only protected if you hold the Notes to maturity.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	, the Index closing level on the initial valuation date.

Final Level:	The arithmetic average of the Index closing levels on each of the thirteen averaging dates.

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Settlement:	DTC; global notes

CUSIP/ISIN:	06738C ZX 0 and US06738CZX00

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC

Per Note	100%	[•]%	[•]%

Total	$[•]	$[•]	$[•]

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the initial valuation date as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005: http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the Notes. The “total return” as used in this section is the number, expressed as a percentage, that results from comparing the payment at maturity per $100,000 principal amount Note to $100,000. The hypothetical total returns set forth below assume an initial level of 1,456.81 and a participation rate of 130%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
2,913.62	100%	$230,000	130%
2,767.94	90%	$217,000	117%
2,622.26	80%	$204,000	104%
2,476.58	70%	$191,000	91%
2,330.90	60%	$178,000	78%
2,185.22	50%	$165,000	65%
2,039.53	40%	$152,000	52%
1,893.85	30%	$139,000	39%
1,748.17	20%	$126,000	26%
1,602.49	10%	$113,000	13%
1,456.81	0%	$100,000	0%
1,311.13	-10%	$100,000	0%
1,165.45	-20%	$100,000	0%
1,019.77	-30%	$100,000	0%

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Final Level	Index Return	Payment at Maturity	Total Return on the Notes
874.09	-40%	$100,000	0%
728.41	-50%	$100,000	0%
582.72	-60%	$100,000	0%
437.04	-70%	$100,000	0%
291.36	-80%	$100,000	0%
145.68	-90%	$100,000	0%
0.00	-100%	$100,000	0%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 1,456.81 to a final level of 1,748.17.

Because the final level of 1,748.17 is greater than the initial level of 1,456.81, the investor receives a payment at maturity of $126,000 per $100,000 principal amount Note calculated as follows:

$100,000 + ($100,000 x Index Return x Participation Rate)

= $100,000 + ($100,000 x 20% x 130%) = $126,000

Example 2: The level of the Index decreases from the initial level of 1,456.81 to a final level of 1,165.45.

Because the final level of 1,165.45 is less than the initial level of 1,456.81, the investor will receive a payment at maturity of $100,000 per $100,000 principal amount Note.

Example 3: The level of the Index does not increase from the initial level of 1,456.81.

Because the final level of 1,456.81 is equal to the initial level of 1,456.81, the investor will receive a payment at maturity of $100,000 per $100,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The averaging dates, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index”.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive index return by 130%. The actual participation rate on the Notes will be set on the initial valuation date and is expected to be between 115% and 150%.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the index components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities, That Contain Equity Securities or That Are Based in Part on Equity Securities”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the index components directly. If the index return is negative, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the closing Index level was higher than the initial level at some time during the term of the Notes but later falls below that initial level.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Default Amount

The default amount for the Notes will be the amount payable at maturity as set forth on the cover of this free writing prospectus. If an Event of Default (as defined in the senior debt indenture between Barclays Bank PLC and The Bank of New York, which acts as trustee), however, occurs prior to the maturity date, the calculation agent will, in its sole discretion, designate revised averaging dates of thirteen consecutive business days and notify the trustee in writing of such revised averaging dates. The foregoing supersedes the definition of default amount under the heading “Terms of the Notes—Default Amount on Acceleration—Default Amount” in the prospectus supplement.

Description of the Reference Asset

Standard & Poor’s publishes the S&P 500® Index. The S&P 500 Index is intended to provide an indication of the stock price movement of the stocks included in the S&P 500 Index. The daily calculation of the value of the S&P 500 Index, discussed below in

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further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of January 31, 2007, 423 companies, or 85.6% of the Index, traded on the New York Stock Exchange and 77 companies, or 14.4% of the Index, traded on The Nasdaq Stock Market. The Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which the Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the number of companies included in each group, as of January 31, 2007, indicated in parentheses: Consumer Discretionary (88), Consumer Staples (38), Energy (33), Financials (88), Health Care (55), Industrials (52), Information Technology (76), Materials (29),Telecommunication Services (9) and Utilities (32). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this the return on the Notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

Standard & Poor’s currently computes the S&P 500 Index as of a particular time as follows:

•	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

•	the market values of all component stocks as of that time are aggregated;

•

the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

•	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

•	the current aggregate market value of all component stocks is divided by the base value; and

•	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the payment amount for the Notes upon maturity or otherwise. Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends;

•	the granting to shareholders of rights to purchase additional shares of stock;

•	the purchase of shares by employees pursuant to employee benefit plans;

•	consolidations and acquisitions;

•	the granting to shareholders of rights to purchase other securities of the issuer;

•	the substitution by Standard & Poor’s of particular component stocks in the S&P 500 Index; or

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value	x	New Market Value	=	Old Market Value
New Base Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.

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License Agreement

Standard & Poor’s and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by Standard & Poor’s, in connection with securities, including the Notes.

The license agreement between Standard & Poor’s and Barclays Bank PLC provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw Hill, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 2, 2001 through February 15, 2007. The Index closing level on February 15, 2007 was 1,456.81.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the averaging dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

[Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about [•], 2007, which is the [•] business day following the expected initial valuation date (this settlement cycle being referred to as “T+[•]”). See “Plan of Distribution” in the prospectus supplement.]

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